SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAExploration Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X105

(CUSIP Number)

SAExploration Holdings, Inc.

3333 8th Street SE, 3rd floor

Calgary, Alberta, T2G 3A4

(403) 776-1950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 78636X105	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS CLCH, LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 5,290,254 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 3,269,954 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,290,254 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.5% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (a) 3,269,954 shares held directly by CLCH, LLC, (b) 390,859 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,552,500 shares held by certain founding stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements and (d) 76,941 shares held by certain other stockholders of the Issuer over which CLCH, LLC has voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over such shares of Common Stock held by CLCH, LLC.

CUSIP No. 78636X105	13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Jeff Hastings
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 5,290,254 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 3,269,954 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,290,254 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.5% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) IN

(2)	Includes (a) 3,269,954 shares held directly by CLCH, LLC, (b) 390,859 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,552,500 shares held by certain founding stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements and (d) 76,941 shares held by certain other stockholders of the Issuer over which CLCH, LLC has voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over such shares of Common Stock held by CLCH, LLC.

CUSIP No. 78636X105	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Seismic Management Holdings Inc.
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,846 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.

CUSIP No. 78636X105	13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Seismic Management, LLP
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,846 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.

CUSIP No. 78636X105	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS Brian A. Beatty
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,846 (1) (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.

CUSIP No. 78636X105	13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS Sheri L. Beatty
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,846 (1) (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)  Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.

CUSIP No. 78636X105	13D	Page 8 of 14 Pages

1		NAMES OF REPORTING PERSONS Brent Whiteley
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,964 (1)
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 284,964 (1)
	10	SHARED DISPOSITIVE POWER -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,964 (1) (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1% (See Item 5 below)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 284,964 shares of Common Stock directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D	Page 9 of 14 Pages

Item 1.    Security and Issuer.

 This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation, formerly known as Trio Merger Corp. (the “Issuer”). The Issuer’s principal executive offices are located at 3333 8th Street SE, 3rd floor, Calgary Alberta, Canada T2G 3A4.

Item 2.    Identity and Background.

(a) This Schedule 13D is being filed by CLCH, LLC (“CLCH”), Jeff Hastings, Seismic Management Holdings Inc. (“Seismic Holdings”), Seismic Management, LLP (“Seismic LLP”), Brian A. Beatty, Sheri L. Beatty and Brent Whiteley (each, a “Reporting Person” and collectively, the “Reporting Persons”). The agreement (the “Joint Filing Agreement”) among the Reporting Persons to file this Schedule 13D, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b) The principal business address for CLCH is 4721 Golden Spring Circle, Anchorage Alaska 99507. The principal business address for Jeff Hastings, Brian A. Beatty and Brent Whiteley is 3333 8th Street SE, 3rd floor, Calgary Alberta, T2G 3A4. The principal business address for Seismic Holdings, Seismic LLP and Sheri L. Beatty is 59 Westpoint Court SW, Calgary, Alberta, T3H 4M7.

(c) CLCH is a limited liability company formed under the laws of Alaska on October 25, 2011. CLCH is an investment vehicle which held, prior to the Merger (described below), a majority of the outstanding common stock of the Delaware corporation formerly known as SAExploration Holdings, Inc. (“Former SAE”), which was merged with and into SAExploration Sub, Inc. in the Merger (as defined below), and all of Former SAE’s outstanding Series A Preferred Stock. Jeff Hastings is the sole manager and the sole holder of all of the voting interests of CLCH and is a director and the executive chairman of the board of the Issuer. Prior to the Merger, Jeff Hastings served as the chairman of the board and chief strategic officer of Former SAE.

Seismic Holdings is a corporation formed under the laws of the Province of Alberta, Canada, for the purpose of holding shares of the Issuer. Seismic LLP is an Alaska limited liability partnership and the sole stockholder of Seismic Holdings, and is controlled by Brian A. Beatty and Sheri L. Beatty who own all of the outstanding partnership interests in Seismic LLP. Prior to the Merger, Seismic LLP rented seismic equipment to Former SAE. Brian A. Beatty is the sole director and president of Seismic Holdings, is a director of the board of the Issuer and serves as chief executive officer and president of the Issuer. Prior to the Merger, Brian A. Beatty served as a director, chief executive officer, and president of Former SAE. Sheri L. Beatty is the secretary of Seismic Holdings, and her principal occupation is as a partner of Seismic LLP, along with her spouse Brian A. Beatty.

Brent Whiteley serves as a director, chief financial officer, general counsel and secretary of the Issuer. Prior to the Merger, Brent Whiteley served as the chief financial officer, general counsel and secretary of Former SAE.

(d, e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Jeff Hastings, Brian A. Beatty and Sheri L. Beatty are citizens of Canada. Brent Whiteley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was a blank check company formed as “Trio Merger Corp.” on February 2, 2011, in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. On December 10, 2012, the Issuer entered into an Agreement and Plan of Reorganization, as amended by a First Amendment to Agreement and Plan of Reorganization dated as of May 23, 2013 (collectively, the “Merger Agreement”), by and among the Issuer, Trio Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer now known as SAExploration Sub, Inc. (“Merger Sub”), Former SAE, and CLCH. On June 24, 2013 (the “Closing Date”), pursuant to the terms of the Merger Agreement, Former SAE merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the merger and remaining a wholly-owned subsidiary of the Issuer. Immediately after the Effective Time, the Issuer changed its name from Trio Merger Corp. to “SAExploration Holdings, Inc.” A copy of the Merger Agreement is referenced as Exhibit 2 hereto (which incorporates by reference Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 11, 2012), and is incorporated herein by reference. A copy of the First Amendment to Agreement and Plan of Reorganization is referenced as Exhibit 2 hereto (which incorporates by reference Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on May 28, 2013), and is incorporated herein by reference.

CUSIP No. 78636X105	13D	Page 10 of 14 Pages

Under the terms of the Merger Agreement, the Former SAE common stockholders, on a fully-diluted basis, received the following consideration (i) an aggregate of 6,448,443 shares (after rounding up fractional shares) of Common Stock; (ii) an aggregate of $7,500,000 in cash; (iii) an aggregate of $17,500,000 represented by a promissory note issued by the Issuer; and (iv) the right to receive up to an aggregate of 992,108 additional shares (after rounding up fractional shares) of Common Stock after the closing of the Merger based on the achievement of specified earnings targets by the combined company for the 2013 and/or the 2014 fiscal years.

Prior to the Merger, each Reporting Person was the beneficial owner, either directly or indirectly, of shares of Former SAE common stock, and the Reporting Persons received the Common Stock reported herein as a result of the exchange of such Former SAE common stock in the Merger. No additional funds were used by any of the Reporting Persons to acquire any of the shares of Common Stock issued pursuant to the transactions contemplated by the Merger Agreement.

A portion of the merger consideration allocable to holders of certain derivative securities of Former SAE that were not converted or exchanged prior to the Merger, including 390,859 shares of Common Stock, is being held in escrow pursuant to the terms of an escrow agreement among the Issuer, CLCH and Continental Stock Transfer & Trust Company, as escrow agent. The escrow agreement provides that CLCH, as nominee of the Issuer, has voting control over all shares of Common Stock held in escrow under that agreement. As such derivative securities are exercised or converted, the shares of Common Stock issuable with respect thereto will be released from escrow and will no longer be under CLCH’s voting control. The holders of such derivative securities will be entitled to receive all dividends and other amounts payable in respect of such shares, pursuant to the terms of such derivative securities, and CLCH has no pecuniary interest therein.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated herein by reference.

The Reporting Persons formed a “group” pursuant to Rule 13(d) under the Exchange Act for voting purposes to satisfy certain regulatory, exchange and contractual requirements. By virtue of the existence of this group, the Issuer is a "controlled company" within the meaning of Rule 4350(c)(5) of the Nasdaq Capital Market and is therefore exempt from certain of the "independent director" requirements of Rule 4350(c).

As a material inducement for Former SAE to enter into the Merger Agreement, certain of the Issuer’s initial stockholders, Eric Rosenfeld, David Sgro, Arnaud Ajdler, Gregory R. Monahan, David Boris, Mark Hauser, Barry Erdos, and Joel Greenblatt (collectively, the “Initial Stockholders”), granted to CLCH at the closing of the Merger an irrevocable proxy and power of attorney (the “Irrevocable Proxy Agreements”) to vote 1,552,500 shares of Common Stock (in the aggregate) so that Jeff Hastings, Brian A. Beatty and Brent Whiteley collectively will have control over, whether directly or indirectly, at least 51% of the Common Stock. Furthermore, each such initial stockholder will grant additional irrevocable proxies to CLCH from time to time for the number of shares necessary (except as the result of any sales by Jeff Hastings, Brian A. Beatty or Brent Whiteley) to reach or maintain the 51% threshold. The form of the Irrevocable Proxy Agreement, together with the associated Irrevocable Proxy and Power of Attorney, is attached hereto as Exhibit 4, and is incorporated herein by reference. Certain other stockholders of the Issuer, Mike Scott and Darin Silvernagle, granted proxies to CLCH to vote 76,941 shares of Common Stock, pursuant to revocable voting proxy agreements (the “Revocable Proxy Agreements”). The form of the Revocable Voting Proxy is attached hereto as Exhibit 5, and is incorporated herein by reference. The holders of the Common Stock subject to the proxy agreements described herein will be entitled to receive all dividends and other amounts payable in respect of such stock, and CLCH has no pecuniary interest therein.

Pursuant to the Merger Agreement, the Former SAE common stockholders may not sell any of the shares of Common Stock received as a result of the Merger during the twelve month period after the Closing Date of the Merger and each of the former holders of Former SAE common stock, including CLCH and Seismic Holdings, entered into a lock-up agreement to such effect (the “Lock-Up Agreements”) as a condition to exchanging their shares of Former SAE common stock for the merger consideration. Notwithstanding the foregoing, the Former SAE common stockholders will be permitted to sell their shares in private transactions or by gift, will or intestate succession, or by judicial decree, to family members or to trusts, family limited partnerships and similar entities primarily for the benefit of the stockholder or its family members. Former SAE common stockholders that are entities also may transfer the shares to the stockholders, members or partners of such entity. It is a condition to any such permitted transfer that the transferee executes an agreement stating that the transferee is receiving shares subject to the provisions of the Lock-Up Agreement. The form of the Lock-Up Agreement is attached hereto as Exhibit 6, and is incorporated herein by reference.

CUSIP No. 78636X105	13D	Page 11 of 14 Pages

The Issuer entered into a registration rights agreement (the “Rights Agreement”) at the closing of the Merger with CLCH, which became an affiliate of the Issuer upon issuance of the Common Stock in the Merger. Under the Rights Agreement, CLCH is entitled to demand that the Issuer register the shares issued to it pursuant to the Merger Agreement under the Securities Act. CLCH can elect to exercise these registration rights at any time after the closing of the Merger. In addition, CLCH has certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Merger. Notwithstanding such registration rights, the sale restrictions contained in the Lock-Up Agreement remain in effect for the balance of the twelve-month period. A copy of the Rights Agreement is referenced as Exhibit 7 hereto (which incorporates by reference Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and is incorporated herein by reference.

Each of Jeff Hastings, Brian A. Beatty, and Brent Whiteley entered into employment agreements with the Issuer in connection with the Merger (the “Employment Agreements”), pursuant to which each may receive grants of equity awards under the SAExploration Holdings, Inc. 2013 Long-Term Incentive Plan (the “Plan”), which was adopted by the Issuer in connection with the Merger. Up to 792,513 shares of Common Stock are available for issuance to employees of the Issuer, including Jeff Hastings, Brian A. Beatty and Brent Whiteley, in accordance with the Plan’s terms. The Employment Agreements are referenced as Exhibits 8 through 10 hereto (which incorporate by reference Exhibits 10.10 through 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and are incorporated by reference herein. The Plan is referenced as Exhibit 11 hereto (which incorporates by reference Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and is incorporated by reference herein.

The foregoing descriptions are qualified in their entirety by reference to the Merger Agreement, the Irrevocable Proxy Agreements, the Revocable Proxy Agreements, the Lock-Up Agreements, the Rights Agreement, the Employment Agreements and the Plan.

In addition, in connection with the Closing, the Issuer executed a Joinder to Credit Agreement pursuant to which it joined, in the same capacity as Merger Sub, as successor by merger to Former SAE, the Credit Agreement dated as of November 28, 2012, among Merger Sub, as parent, its subsidiaries, SAExploration, Inc., SAExploration Seismic Services (US), LLC and NES, LLC, as borrowers, the lenders party thereto, and MC Admin Co LLC, as Administrative Agent , as amended by an Amendment No. 1 to Credit Agreement dated as of December 5, 2012, and by an Amendment No. 2 and Consent to Credit Agreement dated as of June 24, 2013 (collectively, the “Credit Agreement”). The Credit Agreement contains certain restrictions on the ability of the Reporting Persons to sell shares of Common Stock, if after such a sale Jeff Hastings, Brian A. Beatty, Sheri L. Beatty and Brent Whiteley would not own and control at least 25% of the economic interests and control at least 32.5% of the voting interests in the Issuer’s capital stock. A sale in violation of such restrictions would result in a change of control, which would be an event of default under the Credit Agreement and trigger a mandatory prepayment obligation of the loans provided thereunder.

 Pursuant to the Merger Agreement, the Reporting Persons, either directly or indirectly, have the right to receive up to an aggregate of 731,402 additional shares of Common Stock based on the achievement of specified earnings targets by the Issuer for the 2013 and/or the 2014 fiscal years.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 1 hereto.

Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Rights Agreement described above. As members of management and the board of directors of the Issuer, the individual Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

CUSIP No. 78636X105	13D	Page 12 of 14 Pages

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2 and 4 is hereby incorporated herein by reference.

(a) This Schedule 13D assumes that there are 13,402,664 shares of Common Stock outstanding as of the time of filing of this Schedule 13D in reliance on the disclosure of the number of outstanding shares of Common Stock as of June 26, 2013 as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 28, 2013. As of July 3, 2013, the Reporting Persons may be deemed to have beneficially owned an aggregate of 6,772,064 shares of Common Stock, including (i) 3,269,954 shares of Common Stock acquired by CLCH in the Merger, as described above in Item 4, and the power to vote 390,859 shares of Common Stock held in escrow and 1,629,441 shares of Common Stock pursuant to irrevocable and revocable proxies granted to CLCH, (ii) 1,196,846 shares of Common Stock acquired by Seismic Holdings in the Merger, as described above in Item 4, and (iii) 284,964 shares of Common Stock acquired by Brent Whiteley in the Merger, as described above in Item 4, collectively representing, as a group, beneficial ownership of approximately 50.5% the Common Stock as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. As described in Item 4 above, the Reporting Persons, either directly or indirectly, have the right to receive additional shares of Common Stock based on the achievement of specified earnings targets by the Issuer for the 2013 and/or the 2014 fiscal years.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein. Jeff Hastings is the sole manager of and holds all of the voting interests in CLCH. Jeff Hastings and CLCH share the power to (i) vote and dispose of 3,269,954 shares of Common Stock directly owned by CLCH, and (ii) direct the vote of 390,859 shares of Common Stock held in escrow pursuant to the Merger and 1,629,441 shares of Common Stock owned by certain other stockholders of the Issuer, pursuant to revocable and irrevocable proxies granted to CLCH. Brian A. Beatty is the sole director of Seismic Holdings, which is wholly-owned by Seismic LLP. Seismic LLP is controlled by Brian A. Beatty and Sheri L. Beatty. Seismic Holdings, Seismic LLP, Brian A. Beatty and Sheri L. Beatty share the power to vote and dispose of 1,196,846 shares of Common Stock directly owned by Seismic Holdings. Brent Whiteley has the sole power to vote and dispose of 284,964 shares of Common Stock directly owned by him.

(c) Except with regard to the transactions contemplated by the Merger Agreement described in Item 4 above, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period immediately preceding July 3, 2013.

(d) Except as set forth above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Common Stock acquired by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

CUSIP No. 78636X105	13D	Page 13 of 14 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of July 3, 2013, by and among CLCH, LLC, Jeff Hastings, Seismic Management Holdings Inc., Seismic Management, LLP, Brian A. Beatty, Sheri L. Beatty, and Brent Whiteley.

2.	Agreement and Plan of Reorganization, dated as of December 10, 2012, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by the Issuer with the SEC on May 2, 2013).

3.	First Amendment to Agreement and Plan of Reorganization, dated as of May 23, 2013, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2013).

4.*	Form of Irrevocable Proxy Agreement, Irrevocable Proxy and Power of Attorney, dated effective as of June 24, 2013. (1)

5.*	Form of Revocable Proxy Agreement, dated effective as of June 24, 2013. (2)

6.*	Form of Lock-Up Agreement, dated effective as of June 24, 2013. (3)

7.	Registration Rights Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. andCLCH, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

8.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Jeff Hastings (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

9.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brian A. Beatty (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

10.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brent Whiteley (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

11.	SAExploration Holdings, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

12.	Limited Power of Attorney.

13.*	Schedule 1. (1)

14.*	Schedule 2. (2)

15.*	Schedule 3. (3)

______

*Filed herewith

(1)	Documents substantially identical in all material respects to the document filed as Exhibit 4 hereto have been entered into with respect to the granting of irrevocable proxies to CLCH, LLC. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 1, attached hereto as Exhibit 13, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 4 hereto.

(2)	Documents substantially identical in all material respects to the document filed as Exhibit 5 hereto have been entered into with respect to the granting of revocable proxies to CLCH, LLC and Brian A. Beatty. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 2, attached hereto as Exhibit 14, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 5 hereto.

CUSIP No. 78636X105	13D	Page 14 of 14 Pages

(3)	Documents substantially identical in all material respects to the document filed as Exhibit 6 hereto have been entered into with respect to the restriction on the transfer or sale of the Common Stock for a one-year period. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 3, attached hereto as Exhibit 15, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 6 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 3, 2013	CLCH, LLC

By: /s/ Jeff Hastings
Name: Jeff Hastings
Title: Manager

Dated as of July 3, 2013	JEFF HASTINGS

/s/ Jeff Hastings
Name: Jeff Hastings

Dated as of July 3, 2013	SEISMIC MANAGEMENT HOLDINGS INC.

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: President

Dated as of July 3, 2013	SEISMIC MANAGEMENT, LLP

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: Partner

Dated as of July 3, 2013	BRIAN A. BEATTY

/s/ Brian A. Beatty
Name: Brian A. Beatty

Dated as of July 3, 2013	SHERI L. BEATTY

/s/ Sheri L. Beatty
Name: Sheri L. Beatty

Dated as of July 3, 2013	BRENT WHITELEY

/s/ Brent Whiteley
Name: Brent Whiteley

 Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 3rd day of July, 2013, by and among CLCH, LLC, Jeff Hastings, Seismic Management Holdings Inc., Seismic Management, LLP, Brian A. Beatty, Sheri L. Beatty and Brent Whiteley. The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

CLCH, LLC

By: /s/ Jeff Hastings
Name: Jeff Hastings
Title: Manager

JEFF HASTINGS

/s/ Jeff Hastings
Name: Jeff Hastings

SEISMIC MANAGEMENT HOLDINGS INC.

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: President

SEISMIC MANAGEMENT, LLP

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: Partner

BRIAN A. BEATTY

/s/ Brian A. Beatty
Name: Brian A. Beatty

SHERI L. BEATTY

/s/ Sheri L. Beatty
Name: Sheri L. Beatty

BRENT WHITELEY

/s/ Brent Whiteley
Name: Brent Whiteley

Exhibit 4

IRREVOCABLE PROXY AGREEMENT

June 24, 2013

CLCH, LLC
4721 Golden Spring Circle

Anchorage Alaska 99507

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of December 10, 2012, as amended, by and among Trio Merger Corp. (“Trio”), Trio Merger Sub, Inc., SAExploration Holdings, Inc. (“SAE”), and CLCH, LLC (“CLCH”).

As of the date hereof, the undersigned (a “Founder”) owns shares of common stock of Trio (“Founder’s Common Stock”) and the number warrants (“Warrants”) to purchase shares of common stock of Trio (“Founder’s Warrants”), in the amounts set out on Exhibit A attached hereto. The Founder’s Warrants were issued pursuant to the Warrant Agreement (the “Warrant Agreement”), dated as of June 21, 2011, by and between Trio and Continental Stock Transfer & Trust Company, as warrant agent.

As provided in that certain Consent and Support Agreement Letter to Trio from Founder of even date herein, the Founder has agreed to validly tender or cause to be tendered in the Warrant Exchange Offer (as defined in the Merger Agreement) all of the Founder’s Warrants beneficially owned by the Founder, free and clear of all liens, in exchange for one (1) share of Trio common stock for each ten (10) Founders’ Warrants so tendered, pursuant to and in accordance with the terms of the Warrant Exchange Offer (the “Warrant Tender”). Upon the Warrant Tender, Founder will beneficially own, free and clear of all liens, the amount of common stock of Trio set out in the column titled “Tendered Warrant Shares” of Exhibit A attached hereto (the “Tendered Warrant Shares”).

The undersigned is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Founder’s Common Stock and the Founder’s Warrants set out on Exhibit A attached hereto, and upon the Warrant Tender will have good and valid title to such Tendered Warrant Shares set out in the column titled “Tendered Warrant Shares” of Exhibit A attached hereto free and clear of any liens or restrictions on transfer except that such Founder’s Common Stock is, and following the Warrant Tender will continue to be, held in escrow pursuant to a Stock Escrow Agreement (“Escrow Agreement”), dated as of June 21, 2011, by and between Trio, the Founder and other founders of Trio and Continental Stock Transfer & Trust Company, as escrow agent, until one year after the Closing Date (as defined in the Merger Agreement) and will be subject to restrictions on transfer during such time as set forth in the Escrow Agreement. The undersigned has or will have full voting power with respect to such Founder’s Common Stock (subject to the Founder’s obligation to vote in favor of the transactions contemplated by the Merger Agreement and certain other matters as described in Trio’s final prospectus for its initial public offering prior to the Closing Date) and Founder’s Tendered Warrant Shares and full power of disposition (except as described above), full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this letter agreement, in each case, with respect to such Founder’s Common Stock and Founder’s Tendered Warrant Shares. Except pursuant to this letter agreement, no person has any contractual or other right or obligation to purchase or otherwise acquire any of such Founder’s Common Stock, Founder’s Warrants, or Tendered Warrant Shares.

As a material inducement for SAE to enter into the Merger Agreement, Founder commits at the Closing of the Merger to grant CLCH an Irrevocable Proxy and Power of Attorney, in substantially the form attached hereto as Exhibit B (an "Irrevocable Proxy"), to vote a certain number of Founder’s Common Stock on the terms specified therein and, upon request by CLCH, Founder also agrees to grant additional Irrevocable Proxies to vote a certain number of Founder’s Tendered Warrant Shares on the terms specified therein, in each case with the number of shares over which a proxy is being granted to be mutually determined by the parties such that Jeff Hastings and Brian A. Beatty (the "SAE Stockholders") collectively have control over at least 51% of Trio’s common stock after the Closing of the Merger (the "Threshold"). Any Shares above the Threshold shall be released from the foregoing proxy requirements and Founder shall have no obligation to grant such a proxy to CLCH with respect to shares in excess of the Threshold. Notwithstanding the following, if from time to time the SAE Stockholders need proxies over additional shares to reach the Threshold (but excluding the number of Trio shares, if any, sold by the SAE Stockholders since the Closing of the Merger), Founder commits, upon request by CLCH, to grant additional Irrevocable Proxies from time to time for the number of Shares needed to reach the Threshold. Founder agrees to give prompt notice to CLCH of its receipt of any Tendered Warrant Shares.

The undersigned hereby agrees to execute such additional documents and to provide Trio or SAE with any further assurances as may be necessary to effect the transactions described in this letter agreement.

This letter agreement shall terminate automatically, without any notice or other action by any person, upon the termination of the Merger Agreement in accordance with its terms.

This letter agreement may be amended or supplemented, and any obligation of the undersigned may be waived, only with the consent of Trio.

This letter agreement will be legally binding on the undersigned, may not be assigned by the undersigned, and is executed as an instrument governed by the law of Delaware.

[Signature page follows]

SIGNATURE PAGE TO IRREVOCABLE PROXY AGREEMENT

HOLDER

_________________________

Name:

Accepted and Agreed:

CLCH, LLC

By: /s/ Jeff Hastings

Name: Jeff Hastings

Title: Manager

Exhibit A

Common Stock	Current Warrants	Tendered Warrant Shares

Exhibit B

Irrevocable Proxy and Power of Attorney

Pursuant to that certain Irrevocable Proxy Agreement by and between the undersigned (a “Founder”) and CLCH, LLC (“CLCH”) dated June 24, 2013 (the “Agreement”), Founder, holder and owner of the number of shares of common stock of SAExploration Holdings, Inc. (formerly known as Trio Merger Corp.), a Delaware corporation (the “Corporation”), set forth below (the “Shares”), does hereby irrevocably appoint CLCH and any designee of CLCH as Founder’s proxy and attorneys-in-fact, with full power of substitution and resubstitution, to represent and vote the Shares, whether at a meeting of shareholders or by any consent to any action taken without a meeting, with respect to any matter presented to the shareholders of the Corporation for vote or action without a meeting. This proxy and power of attorney granted by Founder shall be irrevocable during its term, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Founder with respect to the Shares. Founder authorizes CLCH to file this Irrevocable Proxy and any substitution or revocation with the Corporation so that the existence of this Irrevocable Proxy is noted on the books and records of the Corporation. The power of attorney granted by Founder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Founder.

During the effectiveness of this Irrevocable Proxy, CLCH has all the power that Founder would possess with respect to the voting of the Shares or granting of consent as holder of the Shares. Founder hereby ratifies and confirms all acts that such Founder’s proxy will do or cause to be done by virtue of and within the limitations set forth in this Irrevocable Proxy.

This Irrevocable Proxy is binding on Founder’s heirs, estate, executors, personal representatives, successors, and assigns (including any transferee of any of the Shares) to the fullest extent permitted under applicable law.

This Irrevocable Proxy shall terminate upon the earlier of the disposition of the Shares by the Founder or the date on which the Founder receives notice from Jeff Hastings and Brian A. Beatty that they beneficially own more than 51% of the outstanding common stock of the Corporation without the assistance of this Irrevocable Proxy and any similar irrevocable proxies granted by other founders of the Corporation on the date hereof.

Founder has executed this Irrevocable Proxy on June 24, 2013.

Signature

Name

Number of Shares Subject to Proxy

Exhibit 5

REVOCABLE VOTING PROXY

The undersigned, as a record holder of shares of common stock, par value $0.0001, of SAExploration Holdings, Inc. (formerly known as Trio Merger Corp.), a Delaware corporation (“Parent”), hereby revokes any previous proxies and appoints CLCH, LLC, an Alaska limited liability company, with full power of substitution, as the undersigned’s proxy to attend all meetings of stockholders of Parent and to vote, execute written consents and proxies and otherwise represent all shares of such common stock of Parent now or hereafter held of record by the undersigned (the “Shares”), in the same manner and with the same effect as if the undersigned were personally present at any such meeting or voting the Shares or personally acting on any matters submitted to the stockholders of Parent for approval or consent.

During the pendency of this proxy, all rights to vote the Shares shall be held by CLCH, LLC and shall not be voted by the undersigned, provided the undersigned may revoke this proxy at any time. Unless earlier revoked, this proxy shall terminate on June 24, 2016.

THIS PROXY SHALL BE SIGNED EXACTLY AS THE UNDERSIGNED’S NAME APPEARS BELOW. IF SIGNED BY AN ATTORNEY-IN-FACT, THE POWER OF ATTORNEY MUST BE ATTACHED.

Executed on the date set forth below, to be effective as of June 24, 2013.

X
Name: _____________

Date: June 20, 2013

Exhibit 6

LOCK-UP AGREEMENT

Trio Merger Corp.

777 Third Avenue, 37th Floor

New York, New York 10017

Ladies and Gentlemen:

In connection with the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of December 10, 2012, by and among Trio Merger Corp. (“Parent”), Trio Merger Sub, Inc., SAExploration Holdings, Inc. and CLCH, LLC, to induce the parties to consummate the transactions contemplated by the Merger Agreement, the stockholder executing the Letter of Transmittal to which this Lock-Up Agreement is attached (the “Stockholder”), agrees not to, either directly or indirectly, during the “Restricted Period” (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of Parent Common Stock (as defined in the Merger Agreement), issued or to be issued to the Stockholder or to any other person or entity of which the Stockholder is an affiliate in connection with the transactions contemplated by the Merger Agreement, including without limitation the EBITDA Shares (as defined in the Merger Agreement) (the “Restricted Securities”);

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise; or

(3)	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any of the Restricted Securities.

As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Merger Agreement) and ending on the day preceding the day that is twelve months after the Closing Date.

Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the Stockholder’s lifetime or on the Stockholder’s death, (i) in a transaction that does not involve a public offering (as such term is used in the Federal securities laws) and is not made through a securities exchange or an over-the-counter securities market, or (ii) by gift, will or intestate succession, or by judicial decree, to the Stockholder’s “family members” (as defined below) or to trusts, family limited partnerships and similar entities primarily for the benefit of the Stockholder or the Stockholder’s “family members”; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement. For purposes of this paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse.

Also notwithstanding the foregoing limitations, in the event the Stockholder is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the stockholders, members or partners of such entity; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement.

Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof only upon the approval of the Committee (as defined in the Merger Agreement).

The Stockholder hereby authorizes Parent’s transfer agent to apply to any certificates representing Restricted Securities issued to the Stockholder the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the Stockholder and on the Stockholder’s successors and permitted assigns, and is executed as an instrument governed by the law of Delaware to be effective as of June 24, 2013, by the Stockholder’s execution of the signature page to the Letter of Transmittal to which this Lock-Up Agreement is attached.

Exhibit 12

LIMITED POWER OF ATTORNEY FOR
REPORTING OBLIGATIONS UNDER SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Each of the undersigned constitutes and appoints Jeff Hastings and Brent Whiteley, and each of them, such person’s true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person’s name, place, and stead, in any and all capacities, to sign any and all original filings of and amendments to Schedule 13D relating to the Common Stock of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”), and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission on behalf of such person, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall remain in full force and effect as to each of the undersigned until such person is no longer required to file a Schedule 13D or amendments thereto with the Securities and Exchange Commission with respect to the Common Stock of Issuer, unless earlier revoked by such person in a signed writing delivered to each of the foregoing attorneys-in-fact.

WITNESS the execution hereof as of the 3rd day of July 2013.

CLCH, LLC

By: /s/ Jeff Hastings
Name: Jeff Hastings
Title: Manager

JEFF HASTINGS

/s/ Jeff Hastings
Name: Jeff Hastings

SEISMIC MANAGEMENT HOLDINGS INC.

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: President

SEISMIC MANAGEMENT, LLP

By: /s/ Brian A. Beatty
Name: Brian A. Beatty
Title: Partner

BRIAN A. BEATTY

/s/ Brian A. Beatty
Name: Brian A. Beatty

SHERI L. BEATTY

/s/ Sheri L. Beatty
Name: Sheri L. Beatty

BRENT WHITELEY

/s/ Brent Whiteley
Name: Brent Whiteley

Exhibit 13

Schedule 1

Separate Irrevocable Proxy Agreements, each with an Irrevocable Proxy and Power of Attorney in the form attached as Exhibit B thereto, substantially identical in all material respects to Exhibit 4 have been executed by certain stockholders of the Issuer in favor of CLCH, LLC. Each Irrevocable Proxy Agreement, Irrevocable Proxy and Power of Attorney differs from the form attached as Exhibit 4 as set forth below:

Irrevocable Proxy Agreement:

Name of Holder	Common Stock	Current Warrants	Tendered Warrant Shares
Eric Rosenfeld	1,192,374	2,314,912	231,491
David Sgro	155,250	22,807	2,280
Arnaud Ajdler	155,250	34,211	3,421
Gregory R. Monahan	77,626	22,807	2,280
David Boris	18,000	171,053	17,105
Mark Hauser	18,000	171,053	17,105
Barry Erdos	18,000	171,053	17,105
Joel Greenblatt	18,000	171,053	17,105

Irrevocable Proxy and Power of Attorney:

Name of Founder/Signatory:	Number of Shares of Common Stock Subject to Proxy :
Eric Rosenfeld	1,192,374
David Sgro	155,250
Arnaud Ajdler	155,250
Gregory R. Monahan	77,626
David Boris	18,000
Mark Hauser	18,000
Barry Erdos	18,000
Joel Greenblatt	18,000

Exhibit 14

Schedule 2

Separate Revocable Proxy Agreements substantially identical in all material respects to Exhibit 5 have been executed by certain stockholders of the Issuer in favor of CLCH, LLC. The Revocable Proxy Agreements differ from the form attached as Exhibit 5 as set forth below:

Name of Signatory:	Number of Shares of Common Stock Subject to Proxy :
Mike Scott	44,455
Darin Silvernagle	32,486

Exhibit 15

Schedule 3

Separate Lock-Up Agreements substantially identical in all material respects to Exhibit 6 have been executed by certain of the Reporting Persons. The Lock-Up Agreements differ from the form attached as Exhibit 6 as set forth below:

Name of Stockholder/Signatory:
CLCH, LLC
Seismic Management Holdings Inc.
Brent Whiteley